Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Penn West Petroleum Ltd. (“Penn West” or the “Company”)

Penn West Plaza

Suite 200, 207 – 9th Avenue S.W.

Calgary, Alberta T2P 1K3

2.	Date of Material Change

August 12, 2014.

3.	News Release

A news release disclosing in detail the information summarized in this material change report was issued by Penn West on August 12, 2014 and disseminated through the facilities of a recognized newswire service and would have been received by the securities commissions where Penn West is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change

On August 12, 2014, Penn West provided an update on the Audit Committee’s internal review of certain of the Company’s accounting practices announced on July 29, 2014. As anticipated in its July 29, 2014 announcement, the Company has concluded that it will be delayed in filing its unaudited interim financial statements for the three and six month periods ended June 30, 2014 and related disclosures, which are due to be filed by August 14, 2014, in order for the Audit Committee to complete its review and to effect the restatement of its historical financial statements and related disclosures.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On August 12, 2014, Penn West provided an update on the Audit Committee’s internal review of certain of the Company’s accounting practices announced on July 29, 2014. As anticipated in its July 29, 2014 announcement, the Company has concluded that it will be delayed in filing its unaudited interim financial statements for the three and six month periods ended June 30, 2014 and related disclosures, which are due to be filed by August 14, 2014, in order for the Audit Committee to complete its review and to effect the restatement of its historical financial statements and related disclosures. Penn West intends to file its second quarter financial statements and related disclosures and its restated historical financial statements and related disclosures as soon as practicable, and in any event anticipates filing them no later than the October 14, 2014 date contemplated by the Management Cease Trade Order granted by the Alberta Securities Commission.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business telephone number of the executive officer of Penn West who is knowledgeable about the material change and this report is:

Keith Luft, General Counsel and Senior Vice President, Corporate Services

Telephone: (403) 218-8721

9.	Date of Report

August 21, 2014.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to file our second quarter financial statements and related disclosures and our restated historical financial statements and related disclosures as soon as practicable, and in any event no later than October 14, 2014. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the amount of time it will take us and our third party advisors to complete our internal review and prepare and have audited or reviewed, as applicable, the restated historical financial statements, second quarter 2014 financial reports, and all related disclosures; and that the final results of the internal review will not be substantially different than the preliminary results of the review. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: that we do not file our second quarter 2014 continuous disclosure documents and/or restated historical financial statements and related disclosures by the requisite deadlines; and that the final results of the review uncover accounting errors not identified in the preliminary results of the review and/or that the magnitude of the accounting errors is significantly different than currently expected, any of which may adversely impact the timing of completing the review. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.